UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________July_2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: July 23, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Monday, July 23rd, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH

OTCBB Symbol: PRRPF

www.portrushpetroleum.com

e-Research issues Research Update for Portrush

Vancouver, July 23, 2007 – Portrush Petroleum Corporation (the “Company”) announced that e-Research has issued an updated research report on the Company, which can be found on the Company’s website www.portrushpetroleum.com.

In this report, eResearch has reiterated their recommendation of Portrush as a Speculative Buy with a target price set at CDN$0.27.  Analyst Richard Fraser, MBA, noted as highlights that the Company plans on completing four additional deep wells on its Mission River, Texas property (10% working interest) beginning later this summer, and that the Company has received a drilling permit for it’s pinnacle reef project in southwestern Ontario.  It is anticipated that drilling in Ontario will commence during the month of September and that the Company will hold more than a 50% interest and be the operator of the project.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com.

ON BEHALF OF THE BOARD

Mr. Martin Cotter

President & Director

CONTACT INFORMATION

Portrush Petroleum Corporation

Telephone: 604-696-2555

           866-939-2555

info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: July 26, 2007           By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director